Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

TEL FSI, INC.

Article 1

Name

The name of this corporation (the “Corporation”) is: TEL FSI, Inc.

Article 2

Registered Office

The Corporation’s registered office is located at the address of its registered agent, which is:

Martin R. Rosenbaum, Esq.

Maslon Edelman Borman & Brand, LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

Article 3

Capital

A.	The Corporation is authorized to issue 100 shares of common stock, having no par value per share. Each share of the Corporation’s common stock shall be entitled to one vote on all matters requiring a vote of the Corporation’s shareholders.

B.	The board of directors shall also have the authority to issue rights to convert any of the Corporation’s securities into shares of common stock, the authority to issue options to purchase or subscribe for shares of common stock, and the authority to issue share-purchase or subscription warrants or any other evidence of such option rights which set forth the terms, provisions and conditions thereof, including the price or prices at which such shares may be subscribed for or purchased. Such options, warrants and rights may be transferable or nontransferable and separable or inseparable from the Corporation’s other securities. The board of directors is authorized to fix the terms, provisions and conditions of such options, warrants and rights, including the conversion basis or bases and the option price or prices at which shares may be subscribed for or purchased.

Article 4

Shareholder Rights

A.	No shareholder of the Corporation shall have any preemptive rights.

B.	No shareholder of the Corporation shall have any cumulative-voting rights.

C.	So long as the Corporation is not a “publicly held corporation,” as defined under the Minnesota Statutes, any action required or permitted to be taken at a meeting of the shareholders may be taken by written action of the shareholders signed by shareholders holding the voting power that would be required to take the same action at a meeting at which all shareholders were present.

Article 5

Written Action by All Directors

Any action required or permitted to be taken at a meeting of the board of directors may be taken by written action of the board of directors signed by all of the directors.

Article 6

Amendment of Bylaws

The board of directors may from time to time, by vote of a majority of its members, make, alter, amend or rescind all or any of the bylaws of this corporation, subject to the power of the shareholders to change and repeal such bylaws.

Article 7

Limited Liability of Directors

To the fullest extent permitted by law, a director shall have no personal liability to the Corporation or its shareholders for breach of fiduciary duty as a director. Amendments or repeals of this Article 7 shall not adversely affect any right or protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.